DAVIDOFF HUTCHER & CITRON LLP

605 Third Avenue, 34th Floor

New York, New York 10158

(212) 557-7200

January 19, 2018

Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Attention: John Reynolds, Assistant Director

Office of Beverages, Apparel and Mining

Re:	Cosmos Holdings, Inc.
Registration Statement on Form S-1
Filed December 14, 2017 / File No. 333-222061

Dear Mr. Reynolds:

On behalf of Cosmos Holdings, Inc. (the “Company”), we are submitting the following responses to the Securities and Exchange Commission Staff’s letter of January 10, 2018 containing comments regarding the Registration Statement on Form S-1 first filed on December 14, 2017. This response accompanies Amendment No. 2 to the Registration Statement filed on this date. The full text of each comment is set forth below and the Company’s response to each directly follows the applicable text.

General

1.	Given the nature and size of the transaction being registered, please advise us of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09. When providing your analysis in response to this question, please address:

•	The number of offered shares relative to the public float at the time of the transaction and how you calculated this number;

•	The discount to market at which the shares were received;

•	The length of time the shares have been held;

•	The nature of business carried on by the investors.

A.	The number of shares registered has been reduced in value to one-third of the public float, in accordance with Rule 415(a)(1)(i) and Compliance and Disclosure Interpretation 612.09.

Securities and Exchange Commission

January 19, 2018

Selling Securityholders - Private Placement of Notes and Warrants, page 6

2.	Please define “Event of Default” and disclose whether such an event has occurred. We may have further comments after we review your response.

A.	This comment has been complied with. Event of Default has been defined and no event of default has occurred.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

3.	Please clarify what proportion of your revenues is attributable to your existing SkyPharm business and what proportion is attributable to the Decahedron acquisition.

A.	This comment has been complied with under Results of Operations - Three Months Ended September 30, 2017 versus September 30, 2016 (note that Decahedron was acquired in February 2017) and Nine Months Ended September 30, 2017 versus September 30, 2016

Liquidity and Capital Resources, page 34

4.	Please describe the material terms of your debt obligations and file any related agreements as exhibits. For example, we note the debt agreements described on pages F-17 - F-20.

A.	This comment has been complied with. All material terms of the Company’s debt obligations have been disclosed under Liquidity and Capital Resources. All material debt agreements have previously been filed with the Commission.

Products and Services, page 44

5.	We note the references to the activities of SkyPharm in this section. Please describe the activities of your other subsidiaries, Amplerissimo and Decahedron or advise. Also, describe the principal products and services you sell.

A.	This comment has been complied with. Amplerissimo was the parent holding company for SkyPharm until Cosmos Holdings become the direct owner of SkyPharm, Amplerissimo is not actively pursuing the information technology business.

Government Regulations, page 49

6.	We note your disclosure on page 44 that “[t]he current principal activity of SkyPharm is the trading of branded and generic pharmaceutical products and medicines across the European Union member states.” We also note your risk factor on page 16 that you are subject to various regulations. Please describe in greater detail the material government regulations that apply to your business. Refer to Item 101(h)(4)(viii) of Regulation S-K.

A.	This comment has been complied with.

Subsidiaries, page 50

7.	Please reconcile your disclosure in this section regarding your subsidiaries with your disclosure elsewhere in the prospectus. Also, please file exhibit 21.

A.	This comment has been complied with. Disclosure on page 50 under Subsidiaries was revised and Exhibit 21 was added.

Securities and Exchange Commission

January 19, 2018

Executive Compensation, page 54

8.	Please describe the Exclusive Cooperation Agreement dated as of April 30, 2014 or advise. Also update the summary compensation table for the fiscal year ended December 31, 2017.

A.	This comment has been complied with. Disclosure has been made of the Exclusive Cooperation Agreement dated April 30, 2014, which was entered into prior to Grigorios Siokas becoming Chief Executive Officer and has since been rescinded. The Summary Compensation Table has been updated.

Certain Relationships and Related Transactions, and Director Independence, page 56

9.	Please update the information in this section for the fiscal year ended December 31, 2017.

A.	This comment has been complied with.

10.	We note your disclosure on page 15 that “Mr. Siokas is also the principal of DOC Pharma SA that is subject to a pending acquisition agreement between DOC Pharma SA and the Company.” Please provide the disclosure required by Item 404(a) of Regulation S-K for this proposed transaction.

A.	This comment has been complied with. Additional disclosure concerning the proposed acquisition of Doc Pharma has been added under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and under this heading. All material transactions with Mr. Siokas have been added to this section.

11.	Please file the related party agreements as exhibits or advise. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

A.	Exhibit 10.22 - Termination Agreement to Exclusive Cooperation Agreement has been filed.

Part II

12.	Please provide the undertakings required by Item 512 of Regulation S-K.

A.	This comment has been complied with.

Please do not hesitate to contact the undersigned with any questions or comments.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

Date	By:	/s/ Elliot H. Lutzker
Elliot H. Lutzker
Partner

cc:	Grigorios Siokas